Exhibit 99.1

For Immediate Release
October 14, 2004

Press Release

Calgary, Alberta: Hugh Mogensen, Chairman of Luke Energy Ltd., is pleased to announce the appointment of Mary C. Blue as Vice-Chairman of the Company. Ms. Blue is one of the founders of Luke Energy and previously held the position of President and Chief Operating Officer. While Ms. Blue will continue to be based at the Company’s headquarters in Calgary, she plans to devote some of her time to outside business interests. The role of President will be assumed by the Company’s Chief Executive Officer, Harold Pedersen, who will now hold the title of President and CEO.

Luke Energy is an emerging oil and gas company operating in Western Canada. The Company trades on the Toronto Stock Exchange under the symbol LKE.

Information contacts:	Hugh Mogensen, Chairman (250) 652-3803
Harold V. Pedersen, President & CEO (403) 261-4811
Mary C. Blue, Vice-Chairman (403) 261-4811